FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Brunner Daniel	2. Issuer Name and Ticker or Trading Symbol First Health Group Corp. (FHCC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 4100 Riding Club Lane	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year March 27, 2003
(Street) Sacramento, CA 95864		5. If Amendment, Date of Original (Month/Day/Year) September 2001, December 11 & 19, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	8/16/01		S		24,524	D
Common Stock	12/19/02		G	V	400	D
Common Stock	12/19/02		G	V	200	D
Common Stock	12/19/02		G	V	200	D
Common Stock	12/19/02		G	V	200	D
Common Stock	12/19/02		G	V	200	D
Common Stock	12/19/02		G	V	100	D		161,557(1)	D
Common Stock	12/19/02		S		20,000	D	$25.0284	55,000(2)	I(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This number includes a sale of 24,524 shares on August 16, 2001 not reported in September 2001 filing. This number omits 3,174 shares incorrectly included in total holdings in the reporting person's Form 4, filed December 11, 2002 and subsequent Form 4, filed December 19,2002. This number also reflects the gift of 1,300 directly held shares incorrectly reported as a gift from indirect holdings on December 19, 2002. This number also includes 20,000 shares incorreclty reported as sold from direct holdings on 12/19/02.
(2) This number includes the sale of 20,000 indirectly owned shares incorrectly reported as a sale of 20,000 shares from direct holdings on 12/19/02. Also includes 1,300 shares incorrectly reported as gifted on 12/19/02.
(3) By Daniel S. Brunner and Rhea A. Brunner, as trustees under Agreement dated December 9, 1982 Daniel S. Brunner & Rhea A. Brunner Charitable Remainder Unit Trust.

By: /s/ Patrick J. Scullion, Attorney in Fact for Daniel Brunner Daniel Brunner **Signature of Reporting Person	3/27/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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